Exhibit 99.1

Press release

The Combined General Meeting will be held on second call on April 17, 2023

Paris (France), Cambridge (Massachusetts, U.S.), March 30th, 2023, 11 Pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today informed that the Extraordinary General Meeting of the company held on March 30, 2023 could not be held on first notice, as the required quorum was not reached. The quorum necessary for holding an extraordinary General Meeting on first call IS 25%.

Therefore, in the absence of the quorum required to rule on the ordinary and extraordinary resolutions, none of the proposed resolutions have been put to the vote of the shareholders and the AGM is adjourned.

Shareholders will therefore be invited to another combined AGM, on the second call, to be held on April 17, 2023 at 10 am CET with the same agenda :

-	Delegation to the Board of Directors to reduce the nominal value

-	Consolidation of the company's shares

-	Renewal of the authorisations granted at the AGM of June 2022

The vote of shareholders who submitted their vote via the post, email or the Internet for the first general meeting remains valid and counted for the general meeting on the second call.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT. In addition, Sarconeos (BIO101) has been demonstrated to be active on severe COVID-19 patients, in a positive Ph2-3 study (COVA) with results released Q1 2023. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry :  antoine.denry@taddeo.fr    +33 6 18 07 83 27

Agathe Boggio :  agathe.boggio@taddeo.fr  +33 7 62 77 69 42